SEC
Mail Processing
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MAR 01 2016

Washington DC
414



16012483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-67194

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Kepler Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue 28th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Lavagnino (212) 710-7625
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

51 John F. Kennedy Parkway	Short Hills	New Jersey	07078
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).* SEC 1410 (3-91)

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly-Owned
Subsidiary of Kepler Cheuvreux)

This report contains (check all applicable boxes):

[x] Independent Registered Public Accounting Firm's Report.

[x] Facing Page

[x] Statement of Financial Condition.

[ ] Statement of Income.

[ ] Statement of Changes in Stockholder's Equity.

[ ] Statement of Cash Flows.

[ ] Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ] Schedule II - Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ] A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).

[x] An Affirmation.

[ ] A copy of the SIPC Supplemental Report.

[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEPLER CAPITAL MARKETS, INC.

(An Indirect Wholly-Owned Subsidiary of Kepler Cheuvreux)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM)

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly-Owned Subsidiary of Kepler Cheuvreux)

Table of Contents

AFFIRMATION

I, Christopher Kerr Lavagnino, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Kepler Capital Markets, Inc. for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CEO, COO and CCO
Title

Subscribed and sworn to before me

____

State of New York
County of **New York**
Sworn to and Subscribed before me on the 29 day of FEBRUARY 2016
by: Christopher K. Lavagnino

Kenneth A. Edelstein
Notary Public, State of New York
No. 01ED6041732
Qualified in New York County
Commission Expires May 15, 2018



KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Board of Directors
Kepler Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of Kepler Capital Markets, Inc. as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kepler Capital Markets, Inc. as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Short Hills, New Jersey
February 29, 2016

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly-Owned Subsidiary of Kepler Cheuvreux)

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	6,326,597
Restricted cash		280,280
Property and equipment (net of accumulated depreciation of $1,655,305)		96,979
Due from broker		250,000
Due from Parent		1,806,550
Prepaid expenses and other assets		633,310
Commissions receivable		87,397
Accounts receivable		153,890
Deferred tax asset		1,015,917
Total assets	$	10,650,920

Liabilities and Stockholder's Equity

Compensation payable	$	852,278
Accrued expenses and other liabilities		1,284,993
Deferred rent liability		39,486
Total liabilities		2,176,757
Commitments (Note 5)		
Common stock ($.01 par value; 1,000 shares authorized, 100 issued and outstanding)		1
Additional paid-in-capital		11,713,982
Accumulated deficit		(3,239,820)
Total stockholder's equity		8,474,163
Total liabilities and stockholder's equity	$	10,650,920

See accompanying notes to statement of financial condition.

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly-Owned Subsidiary of Kepler Cheuvreux)

Notes to Statement of Financial Condition

December 31, 2015

(1) Nature of Operations

Kepler Capital Markets, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the SEC), a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company maintains two branch office locations in Boston and San Francisco, in addition to the North American headquarters located in New York, New York. The Company also conducts business with the trade name "Kepler Cheuvreux North America".

The Company is a wholly-owned subsidiary of Kepler Cheuvreux, formerly known as Kepler Capital Markets, S.A. ("Parent"). The Parent is a French "Enterprise d'Investissement" (Investment Company) registered with the Autorité de Contrôle Prudentiel et de Résolution. The Parent provides independent equity research and execution services to institutional customers with branch offices and subsidiaries in Amsterdam, Frankfurt, Geneva, London, Madrid, Milan, Stockholm, Vienna, Warsaw and Zurich.

The Company acts as a broker for North American institutional customers in the purchase and sale of foreign securities, U.S. equities, American Depository Receipts (ADRs), and fixed income securities. The Company executes and clears foreign trades through the Parent on a Delivery versus Payment (DVP)/Receive versus Payment (RVP) basis. The Company clears and settles U.S. equities and ADRs on a fully disclosed basis through Convergex Group, LLC, a U.S. clearing firm.

The Company also distributes research reports that have been produced by the Parent to major U.S. institutional investors pursuant to SEC Rule 15a-6 and the terms of a services agreement between the Company and the Parent.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

(b) Concentration of Credit Risk

The Company maintains substantially all of its cash balances at one major unaffiliated financial institution. However, the Company does not believe that these amounts are exposed to significant risk.

(c) Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the lease term and the useful life.

(d) Income Taxes

The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

(3) Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2015, the Company had net capital of $4,399,840, which exceeded the required net capital by $4,149,840.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (ii).

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly-Owned Subsidiary of Kepler Cheuvreux)

Notes to Statement of Financial Condition

December 31, 2015

(4) Fixed Assets

Fixed assets at December 31, 2015 consists of:

Furniture	$ 228,388
Equipment	660,763
Leasehold improvement	863,133
	1,752,284
Less: Accumulated depreciation and amortization	(1,655,305)
	$ 96,979

(5) Commitments and Contingencies

The Company leases office space under a non-cancelable lease agreement, which expires September 30, 2016. The future minimum annual base rent payments under this agreement are as follows:

Year Ending December 31, 2015	Total Commitments
2016	$ 195,435

The Company also has a restricted cash deposit of $280,280 relating to the lease. The Company has entered into an irrevocable standby letter of credit payable to the landlord in case of default on the lease agreement for which the restricted cash is being held as collateral.

(6) Related-party Transactions

Pursuant to the annex to a Master Service Agreement the Company paid service fees to the Parent for managerial, administrative, and technology services. The Due from Parent balance of $1,806,550 is the net of the commission receivables and the amounts payable for execution and service fees.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. Commission income is the result of trades made with U.S. and non-U.S. customers on behalf of affiliates.

(7) Employee Advances and Loans

As part of the Company's employee retention plan, the Company will periodically grant employee advances and forgivable loans. Such advances and forgivable loans are non-interest bearing and must be repaid in full if the employee resigns or is terminated for cause before the date such amount is deemed earned. At December 31, 2015, the forgivable loan balance of approximately $135,000 will be earned as of December 31, 2018.

(8) Due from Broker

The Company established a fully disclosed clearing agreement with Convergex Group, LLC to clear and settle U.S. equities and ADRs. At December 31, 2015, the receivable from clearing broker of $250,000 includes a clearing deposit of $250,000.

(9) Income Taxes

The Company has a deferred tax asset of approximately $1,016,000 as of December 31, 2015. Most of the deferred tax asset balance is related to federal, state and local net operating loss (NOL) carryforwards, which has a balance of approximately $747,000. The Company has no deferred tax liability balance as of December 31, 2015. The Company has not recorded a valuation allowance against the deferred tax assets because management believes it is more likely than not that the deferred tax assets will be realized.

The difference between the statutory rate of 34% and the effective rate of 51.2% for 2015 is primarily due to the state taxes.

At December 31, 2015, the Company has approximately $3,515,000 of federal, state and local net operating loss carryforwards, which begin to expire in 2030.

The Company had no unrealized tax benefits as of December 31, 2015. The Company's accounting policy is to include interest and penalties in income tax expense. There were no amounts for interest and penalties included in the financial statements for the year ended December 31, 2015.

(10) Off Balance Sheet Risks

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and/or counterparty risk through its internal control procedures. In addition, the Company has a process of reviewing the creditworthiness and risk profile of each customer and/or other counterparty at the time of onboarding and periodically as part of its overall risk management policies and procedures.

(11) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 29, 2016, the date the statement of financial condition was issued.